June 1, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Renasant Corporation (CIK 0000715072)
Registration Statement on Form S-4

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended, Renasant Corporation (the “Registrant”) is transmitting to you via EDGAR a Registration Statement on Form S-4, including exhibits, for the purpose of registering shares of common stock, $5.00 par value per share, of the Registrant with a maximum aggregate offering price of $177,155,143 (the “Registration Statement”). The Registrant has paid the registration fee in the amount of $22,056 by wire transfer to your account at U.S. Bank in St. Louis, Missouri.

If you have any questions or comments concerning the Registration Statement, please call the undersigned at (662) 680-1445.

Very truly yours,

/s/ Mark W. Jeanfreau

209 Troy Street ~ P.O. Box 709 ~ Tupelo, MS 38802-0709 ~ 662.680.1001 ~ Fax 662.680.1234